

13030131

)STATES
:HANGE COMMISSION
...n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

SEC FILE NUMBER
8- 50727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MarketAxess Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Park Avenue, 10th Floor
(No. and Street)

New York	New York	10171
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Singer 212-813-6368
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/13

OATH OR AFFIRMATION

I, Antonio L. DeLise, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MarketAxess Corporation, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN A. KACHURA
Notary Public, State of New York
No. 01KA5074829
Qualified in Kings County
Commission Expires 03-24-2015

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Index
December 31, 2012



Independent Auditor's Report

To the Board of Directors and Shareholder of MarketAxess Corporation:

We have audited the accompanying financial statements of MarketAxess Corporation, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MarketAxess Corporation at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

New York, New York
February 25, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

MarketAxess Corporation
(A wholly owned subsidiary of MarketAxess Holdings Inc.)
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 98,512,526
Deposit with clearing broker	500,000
Accounts receivable, net of allowance of $5,853	27,020,998
Equipment, net of accumulated depreciation of $11,488,246	6,669,993
Software development costs, net of accumulated amortization of $22,185,012	7,038,229
Prepaid expenses and other assets	3,072,752
Deferred tax assets, net	2,548,650
Total assets	**$ 145,363,148**
Liabilities and Shareholder's Equity	
Liabilities	
Accrued employee compensation	$ 13,415,099
Deferred revenue	2,117,197
Accounts payable and other liabilities	14,405,551
Total liabilities	**29,937,847**
Shareholder's Equity	
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	72,444,276
Retained earnings	42,981,015
Total shareholder's equity	**115,425,301**
Total liabilities and shareholder's equity	**$ 145,363,148**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly owned subsidiary of MarketAxess Holdings Inc.)
Statement of Operations
Year Ended December 31, 2012

Revenues	
Commissions	$ 161,094,600
Information and user access fees	7,407,183
Dealer set-up fees	1,484,722
Other	1,301,082
Total revenues	**171,287,587**
Expenses	
Employee compensation and benefits	33,023,817
Depreciation and amortization	6,030,871
Technology and communications	11,788,016
Professional and consulting fees	5,499,817
Marketing and advertising	3,881,712
Occupancy	1,882,551
General and administrative	10,409,979
Total expenses	**72,516,763**
Income before provision for income taxes	**98,770,824**
Provision for income taxes	31,627,270
Net income	**$ 67,143,554**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2012

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance, December 31, 2011	1,000	$ 10	$ 69,941,510	$ 49,837,461	$ 119,778,981
Dividend to MarketAxess Holdings Inc.	-	-	-	(74,000,000)	(74,000,000)
Excess tax benefits from stock-based compensation	-	-	2,502,766	-	2,502,766
Net income	-	-	-	67,143,554	67,143,554
Balance, December 31, 2012	**1,000**	**$ 10**	**$ 72,444,276**	**$ 42,981,015**	**$ 115,425,301**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation

(A wholly-owned subsidiary of MarketAxess Holdings Inc.)

Statement of Cash Flows

Year Ended December 31, 2012

Cash flows from operating activities		
Net Income	$	67,143,554
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		6,030,871
Deferred tax assets, net		(2,802,314)
Provision for bad debts		144,045
Changes in operating assets and liabilities		
Decrease in accounts receivable		4,388,611
Decrease in prepaid expenses and other assets		44,882
Increase in accrued employee compensation		545,861
Decrease in deferred revenue		(831,694)
Decrease in accounts payable and other liabilities		(7,015,672)
Net cash provided by operating activities		**67,648,144**
Cash flows from investing activities		
Purchase of equipment		(5,042,114)
Capitalization of software developments costs		(5,207,461)
Net cash used in investing activities		**(10,249,575)**
Cash flows from financing activities		
Dividend to MarketAxess Holdings Inc.		(74,000,000)
Excess tax benefits from stock-based compensation		2,502,766
Net cash used in financing activities		**(71,497,234)**
Net decrease in cash and cash equivalents		(14,098,665)
Cash and cash equivalents		
Beginning of year		112,611,191
End of year	**$**	**98,512,526**
Supplemental cash flow information		
Cash paid during the year for income taxes	$	565,184

The accompanying notes are an integral part of these financial statements.

1. Organization and Principal Business Activity

MarketAxess Corporation ("the Company") was incorporated in Delaware on September 12, 1997, and operates an electronic trading platform for corporate bonds and other types of fixed-income instruments through which the Company's institutional investor clients can access the liquidity provided by its broker-dealer clients. The Company's multi-dealer trading platform allows its institutional investor clients to simultaneously request competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice. The Company offers its clients the ability to trade U.S. high-grade corporate bonds, credit default swaps, agencies, high yield and emerging markets bonds and asset-backed and preferred securities. The Company also executes certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which then settle through a third-party clearing organization. Through its Corporate BondTicker™ service, the Company provides fixed-income market data; analytics and compliance tools that help its clients make trading decisions. The Company is a wholly-owned subsidiary of MarketAxess Holdings Inc. (the "Parent"), which is a publicly traded enterprise listed on the NASDAQ Global Select Market under the symbol MKTX.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents includes cash and money market instruments that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk. The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less.

Fair Value Investment Instruments
Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). The Company's financial assets measured at fair value consist of money market investments included in cash and cash equivalents on the Statement of Financial Condition. As of December 31, 2012 and during the year then ended, the Company's money market instruments of $69,785,364 were classified as Level 1. All other financial instruments are short term in nature and the carrying amount reported on our Statement of Financial Condition approximates fair value.

Allowance for Doubtful Accounts
All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. The Company continually monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions, to the allowance for doubtful accounts are charged to bad debt expense, which is included in general and administrative expense in the Company's Statement of Operations.

Deposit with Clearing Broker
The deposit with a clearing broker consists of cash on deposit with a broker-dealer with whom the Company maintains a clearing agreement.

Depreciation
Fixed assets are carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three or five years.

Software Development Costs and Amortization
The Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation and related benefits and third party consulting costs incurred during the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Income Taxes
Income taxes are accounted for using the asset and liability method. Deferred income taxes are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established to reduce the deferred tax assets when, based on the weight of the available evidence, if it is more likely than not that such assets will not be realized in future years.

The Company files consolidated federal and combined state and local income tax returns with its Parent and U.S. affiliates. An informal tax sharing agreement exists between the Company and the Parent. Consistent with the informal tax sharing agreement, income tax expenses recorded by the Company are determined on a separate company basis. Intercompany receivables and payables are settled on a monthly basis.

The Company recognizes interest and penalties related to unrecognized tax benefits in general and administrative expenses in the Statement of Operations.

Revenue Recognition
The majority of the Company's revenues are derived from monthly distribution fees and commissions for trades executed on its platform that are billed to its broker-dealer clients on a monthly basis. The Company also derives revenues from information and user access fees, investment income, dealer set-up fees and other income.

Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type and maturity of the bond traded. Under the Company's transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions. For trades that the Company executes between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller, the Company earns the

commission through the difference in price between the two back-to-back trades. Fee programs for certain products include distribution fees which are recognized monthly.

The Company enters into agreements with its broker-dealer clients pursuant to which the Company provides access to its platform through a non-exclusive and non-transferable license. Broker-dealer clients may pay an initial set-up fee, which is typically due and payable on execution of the broker-dealer agreement. The initial set-up fee, if any, varies by agreement. Revenue is recognized over the initial term of the agreement, which is generally two years.

Stock-Based Compensation for Employees
The Company's employees participate in the stock incentive plans of the Parent. The Company measures and recognizes compensation expense for all share-based payment awards based on their estimated fair values as of the grant date. These costs are recognized as an expense in the Statement of Operations over the requisite service period, which is typically the vesting period, with an offsetting liability to the Parent.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk
The Company acts as a riskless principal in certain transactions that the Company executes between clients. The Company acts as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in matching back-to-back bond trades, which are then settled through a third-party clearing organization. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

The Company is exposed to credit risk in its role as trading counterparty to clients executing bond trades on its platform. The Company is exposed to the risk that third parties that owe the Company money, securities or other assets will not perform their obligations. These parties may default on their obligations to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase the Company's risk. Where the unmatched position or failure to deliver is prolonged there may also be regulatory capital charges required by the Company. There can be no assurance that the Company's policies and procedures will effectively mitigate the Company's credit risk exposure.

Cash and cash equivalents includes cash and money market instruments that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk.

3. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2012, the Company had net capital of $67,678,972 which exceeded its required net capital of $1,995,857 by $65,683,115. The Company's ratio of aggregate indebtedness to net capital was 0.44 to 1.

The Company claims exemption from SEC Rule 15c3-3(k)(2)(ii), as it does not hold customer securities or funds on account, as defined.

4. Equipment

Equipment is comprised of the following:

Computer, software and related equipment	$	15,389,967
Office hardware		1,349,480
Computer hardware under capital leases		1,418,792
Accumulated depreciation		(11,488,246)
Total equipment, net	$	6,669,993

During the year ended December 31, 2012 depreciation expense was $2,938,482.

5. Software Development Costs

Software development costs are comprised of the following:

Software development costs	$	29,223,241
Accumulated amortization		(22,185,012)
Total software development costs, net	$	7,038,229

During the year ended December 31, 2012 software development costs of $5,207,461 were capitalized and amortization expense was $3,092,389. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional and consulting fees in the Statement of Operations.

6. Income Taxes

The provision for income taxes included in the Statement of Operations is as follows:

Current:	
Federal	$ 29,957,832
State and local	5,567,253
Total current provision	35,525,085
Deferred:	
Federal	(2,924,833)
State and local	(972,982)
Total deferred provision	(3,897,815)
Provision for income taxes	$ 31,627,270

The difference between the Company's reported provision for income taxes and the U.S. federal statutory rate of 35% is as follows:

Federal tax at statutory rate	$ 34,569,789	35.0%
State and local taxes - net of federal benefit	3,356,481	3.4%
Recognition of previously unrecognized tax benefits	(6,745,581)	(6.8%)
Other, net	446,581	0.5%
Provision for income taxes	$ 31,627,270	32.0%

The following is a summary of the Company's net deferred tax assets:

Deferred tax assets	
Net operating loss carryforwards	$ 4,070,792
Allowance for doubtful accounts	2,289
Goodwill and other intangible assets	50,237
Stock based compensation	2,584,868
Total deferred tax assets	6,708,186
Valuation allowance	(160,362)
Depreciation and Amortization	(3,999,174)
Deferred tax assets, net	$ 2,548,650

In 2001, the Company had an ownership change within the meaning of Section 382 of the Internal Revenue Code. Net operating loss carryforwards relating to the ownership change are $25,641,325 as of December 31, 2012 of which $10,563,793 is deemed utilizable and recognized in the net operating loss carryforward.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. If it is not more likely than not that some portion or all of the gross deferred income tax assets will be realized in future years, a valuation allowance is recorded.

As of December 31, 2012, the valuation allowance relates to certain state loss carryforwards that are not expected to be realized. The rollforward of the valuation allowance is as follows:

Balance at January 1, 2012	$	121,641
Increase of state net operating loss carryforwards		38,721
Balance at December 31, 2012	$	160,362

No income tax returns have been audited, with the exception of New York city (through 2003) and state (through 2006) and Connecticut state (through 2003) tax returns.

In 2012, the Company recorded a reduction to the income tax provision of $6,745,581. The Company revised its position on the utilization of certain acquired net operating loss carryforwards in response to a private letter ruling received from the Internal Revenue Service. As a result, the reserve for unrecognized tax benefits amounting to $3,598,261 was reversed and deferred tax assets were increased by $3,071,127 to recognize additional tax loss carryforwards. A reconciliation of the unrecognized tax benefits is as follows:

Balance at January 1, 2012	$	3,646,973
Reductions for tax positions of prior years		3,598,261
Balance at December 31, 2012	$	48,712

7. Related party and Affiliate transactions

On February 28, 2012, the Parent completed a registered underwritten secondary public offering of 3,597,333 shares of common stock held by the only non-controlling shareholder of the Parent. The Parent did not receive any of the proceeds of the offering. In addition, the Parent repurchased 1,821,730 shares of non-voting common stock held by the non-controlling shareholder of the Parent. After February 28, 2012, the non-controlling shareholder of the Parent no longer holds shares of common stock in the Parent and is not considered a related party.

The Company generated commissions, information and user access fees, investment income and other income from the non-controlling shareholder of the Parent. The Company also incurred bank fees in connection with these arrangements.

From January 1, 2012 to February 28, 2012, the Company had the following transactions with the non-controlling shareholder of the Parent:

Commissions	$	1,328,730
Information and user access fees		17,000
Other income		28,811
General and administrative		261

As of and for the year ended December 31, 2012, the Company had the following intercompany balances and transactions:

Accounts receivable	$ 1,176,994
Accounts payable and other liabilities	10,889,967
Other income	43,000
General and administrative	6,481,783

Intercompany accounts receivable relates to information technology consulting services provided to an affiliate, MarketAxess Technologies Inc. Intercompany accounts payable mainly related to liabilities to the Parent for current federal and state income taxes and to an affiliate, MarketAxess Europe Limited for service agreement expense.

During 2012 the Company incurred expenses from the Parent for employee compensation and benefits, professional and consulting fees, and occupancy, which are all reflected in the Statement of Operations.

The Company has service agreements with two affiliates, MarketAxess Europe Limited and MarketAxess Canada. Service agreement revenue is classified in other income and service agreement expense is classified in general and administrative in the Statement of Operations.

8. Stock-based Compensation Plans

The Company's employees participate in the stock incentive plans of the Parent. Stock compensation expense related to restricted stock in 2012 was $2,394,543 and is included in employee compensation and benefits in the Statement of Operations.

Stock Options

The exercise price of each option granted is equal to the market price of the Parent's common stock on the date of grant. Generally, option grants vest over a three year period. Options expire ten years from the date of grant.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton closed-form model ("Black-Scholes"). The determination of fair value of share-based payment awards on the date of grant using an option pricing model is affected by the Parent's stock price as well as assumptions regarding a number of highly complex and subjective variables, including the expected stock price volatility over the term of the award, the risk-free interest rate and the expected term. Expected volatilities are based on historical volatility of the Parent's stock and a peer group. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The expected term represents the period of time that options granted are expected to be outstanding.

The following table represents the assumptions used for the Black-Scholes option pricing model to determine the per share weighted-average fair value for options granted for the year ended December 31, 2012:

Weighted-average expected life (years)	5.00
Weighted-average risk-free interest rate	0.74%
Weighted-average expected volatility	48.67%
Weighted-average fair value per option granted	$ 11.88

The following table reports stock option activity during the year ended December 31, 2012 and the intrinsic value as of December 31, 2012:

	Number of Shares	Weighted-Average Exercise Price	Remaining Contractual Term	Intrinsic Value
Outstanding at December 31, 2011	790,480	$ 12.35		
Granted	7,292	31.47		
Exercised	(318,887)	11.66		$ 6,432,520.00
Outstanding at December 31, 2012	478,885	13.10	3.66	$ 10,044,166
Exercisable at December 31, 2012	461,750	12.63	3.47	$ 9,897,461

The intrinsic value is the amount by which the closing price of the Parent's common stock on December 31, 2012 of $35.30 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares.

As of December 31, 2012, the Company had $124,109 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of 1.8 years.

Restricted Stock and Performance Shares

Shares of restricted stock generally vest over a period of three years. Compensation expense is measured at the grant date and recognized ratably over the vesting period. Performance share awards are granted to certain senior managers. Each performance share award is earned or forfeited based on the level of achievement by the Company of pre-tax operating income on a per share basis before performance share and cash bonus expense. The pay-out ranges from zero to 150% of the performance share award. For each performance share earned, a participant is awarded an equal number of shares of restricted stock. Any restricted stock awarded to a participant vests and ceases to be restricted stock in two equal installments on each of the second and third anniversaries of the date of grant of the applicable performance share award. Compensation expense for performance shares is measured at the grant date and recognized on a graded basis over the vesting period. For 2012, the pay-out achievement was 92.5% of the performance award.

The following table reports performance share activity for the year ended December 31, 2012:

Share pay-out at plan		14,113
Actual share pay out in following year		13,055
Fair value per share on grant date	$	30.64

The following table reports restricted stock and performance share activity during the year ended December 31, 2012:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value	
Outstanding at December 31, 2011	297,044	$	13.34
Granted	67,674		
Performance share payout	32,375		
Exercised	(180,923)		
Outstanding at December 31, 2012	216,170	$	22.30

As of December 31, 2012, the Company had $2,496,990 of total unrecognized compensation expense related to non-vested restricted stock. That cost is expected to be recognized over a weighted-average period of 1.3 years.

9. Commitments and Contingencies

The Company executes certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through a third-party clearing organization. The Company acts as intermediary on a riskless principal basis in these bond transactions by serving as counterparty to the two clients involved. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under a securities clearing agreement with a third party, the Company maintains a collateral deposit with the clearing broker in the form of cash. The Company is exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction. Pursuant to the terms of the securities clearing agreement between the Company and the independent clearing broker, the clearing broker has the right to charge the Company for losses resulting from a counterparty's failure to fulfill its contractual obligations. The losses are not capped at a maximum amount and apply to all trades executed through the clearing broker. At December 31, 2012, the Company had not recorded any liabilities with regard to this right.

The Company leases equipment under non-cancelable lease agreements expiring in 2014.

Minimum equipment lease commitments are as follows:

	Capital Leases
2013	$321,539
2014	41,990
Minimum lease payments	363,529
Less amount representing interest	14,787
	$ 348,742

Depreciation expense associated with equipment under capital leases is included in depreciation and amortization in the Statement of Operations.

Rental expense, paid to Parent, for the year ended December 31, 2012, was $1,540,256 and is included in occupancy in the Statement of Operations.

10. Savings and Retirement Plans

The Parent offers the Company's employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Participation in the 401(k) Plan is available to all full time employees of the Company. The Company made $623,866 in matching contributions to the 401(k) Plan for the year ended December 31, 2012.

11. Subsequent Event

On January 14, 2013, the Parent entered into a three year credit agreement ("Credit Agreement") which provides for revolving loans and letters of credit up to an aggregate of $50,000,000 ("Credit Facility"). Subject to satisfaction of certain specified conditions, the Parent is permitted to upsize the Credit Facility by an additional $50,000,000 in total. The Credit Facility is collateralized by first priority pledges of substantially all of the Parent's personal property assets, including the Parent's equity interests in the Company.

MarketAxess Corporation

(A wholly-owned subsidiary of MarketAxess Holdings Inc.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

Supplementary Schedule I

Net Capital	
Total shareholder's equity from statement of financial condition	$ 115,425,301
Deductions	
Nonallowable assets included in the following captions	
from the statement of financial condition	
Accounts receivable, net	27,020,998
Furniture, equipment and lease improvements, net	6,669,993
Software development costs, net	7,038,229
Prepaid expenses and other assets	3,072,752
Deferred tax asset	2,548,650
Net Capital before haircuts on securities positions	69,074,679
Haircut on money market funds included in cash and cash equivalents	(1,395,707)
Net capital	**67,678,972**
Required net capital (greater of $100,000 or 6-2/3% of aggregate indebtedness	1,995,857
Excess net capital	**$ 65,683,115**
Aggregate indebtedness included in statement of financial condition	$ 29,937,847
Ratio of aggregate indebtedness to net capital	**0.44 to 1**

There are no material differences between the calculation above and the Company's unaudited amended FOCUS Report as of December 31, 2012.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012 **Supplementary Schedule II**

The Company claims exemption under Rule 15c3-3(k)(2)(ii).